February 26, 2009

Mr. John Cash

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kubota Corporation

Form 20-F for the year ended March 31, 2008

File No. 1-07294

Dear Mr. Cash:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated February 3, 2009, with respect to the annual report on Form 20-F of Kubota Corporation (the “Company”) for the year ended March 31, 2008. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

As described in the responses below, in response to certain of the Staff’s comments, we have agreed to revise relevant disclosures in our future filings, but any such revisions implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Item5. Operating and Financial Review and Prospects

Other Income (Expenses), page 18

1.	We note that foreign exchange loss represented a significant portion of your ‘other expenses’. Please enhance your disclosures in future filings to thoroughly explain the reasons for this significant expense. Please address the types of transactions and currencies which resulted in these losses.

Response:	The Company acknowledges the Staff’s comment and will enhance its disclosure in future filings, which will address the types of transactions and currencies to explain this expense.

Consolidated Statement of Income, page F-8

2.	Please confirm whether you include depreciation in Cost of Goods Sold. If you do not, please ensure you follow the reporting requirements of SAB Topic 11:B in future filings.

Response:	The Company confirms that depreciation expenses for property, plant, and equipment related to manufacturing activities are included in Cost of Goods Sold. Other depreciation expenses are also included in operating expenses. The Company will clarify the reported line items of depreciation expenses in future filings.

Notes to the Consolidated Financial statements

4. Other Investments, page F-17

3.	We note that you have recorded other-than-temporary valuation losses on investments in each of years presented. With regard to these investments, please enhance your future disclosures to clearly explain how you have determined that any remaining carrying value is recoverable. In this regard, for those investments which impairments are not other-than-temporary please include a narrative which allows the reader to understand the quantitative disclosures and the information which you considered in reaching your conclusion that the impairments are not other-than-temporary. Please refer to paragraph 17b of FASB Staff Position Nos. FAS 115-1 and FAS124-1: The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.

Response:	The Company acknowledges the Staff’s comment and will enhance its disclosure as required by paragraph 17b of FASB Staff Position Nos. FAS 115-1 and FAS124-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” in future filings.

7. Short-Term Borrowings and Long-Term Debt, page F-19

4.	Tell us and disclose in future filings whether there are any restrictive covenants related to your borrowings. If you are under such covenants, please indicate whether you are in compliance with those covenants at the end of the reporting period. Additionally, if there are restrictive covenants and they are material to an understanding of your overall liquidity, please revise future filings to provide quantified disclosures regarding current compliance with your most restrictive debt covenants and any related trends in such compliance.

Response:	The Company confirms that there are restrictive covenants related to its borrowings including clauses of the negative pledges, rating trigger and minimum net worth. The financial covenants are as follows: the rating trigger states that the Company shall keep or be higher than the “BBB-”rating by Rating and Investment Information, Inc and the minimum net worth covenant states that the Company shall keep the amount of shareholder’s equity of more than ¥520 billion ($5,200 million) on consolidated basis and more than ¥375 billion ($3,750 million) on a parent-company-only basis. The Company is compliant with those restrictive covenants as of the filing date of Form 20-F for the year ended March 31, 2008. In future fillings, the Company will disclose any restrictive covenants and will indicate whether the Company is in compliance with those covenants at the end of the relevant reporting period.

Additionally, the Company acknowledges the Staff’s comments and will revise its disclosure in future filings to provide quantified information if there are restrictive covenants and they are material to an understanding of the overall liquidity of the Company.

17. Commitments and contingencies-Legal Proceedings, page F-32

5.	We note that Asbestos-related lawsuits have been filed against you since May 2007. With regard to these lawsuits please tell us and enhance your disclosures to comply with SAB 5:Y. As such, please include the following:

•	If applicable, the nature and terms of cost-sharing arrangements with other potentially responsible parties;

•	If available, the time frame over which the accrued or presently unrecognized amount may be paid out;

•	The material components of the accruals and significant assumptions of the underlying estimates;

•	The total claims pending at each balance sheet date;

•	The number of claims filed for each period presented;

•	The number of claims dismissed, settled, and otherwise resolved;

•	The average cost per settled claim;

•	The total damages alleged at each balance sheet date;

•	The aggregate settlement costs to date, and;

•	The aggregate costs of administering and litigating the claims

Response:	As a result of the asbestos issue becoming an object of public concern in Japan, three asbestos-related lawsuits were filed against the Company before the filing date of Form 20-F for the year ended March 31, 2008. One is concerning a resident who lived near the Company’s plant (the amount of claim is ¥41 million ($410 thousand)). The other two are lawsuits concerning aggregate 212 construction workers who suffered from asbestos-related diseases and defendants of these lawsuits are the Japanese Government and 46 companies treated asbestos-related products including the Company (the aggregate amount of claims is ¥8,162 million ($81,620 thousand)). The Company does not have cost-sharing arrangements with other potentially responsible parties for these lawsuits.

These asbestos-related lawsuits are all pending, and there was no claim dismissed, settled, and otherwise resolved. There was not any amount of damages paid out and not any accruals. The aggregate costs of administering and litigating the claims are immaterial. The time frame is not available over which presently unrecognized amount may be paid out.

The Company did not describe contingencies of these matters in the notes to consolidated financial statement for the year ended on March 31, 2008. As for the lawsuit concerning a resident, the Company considered that it was not material because the amount of claim was 0.04% of net income for the year ended March 31, 2008; As for the lawsuits concerning construction workers, since they were in very early stages when Form 20-F for the year ended March 31, 2008 was filed, it had not been determined to be more than remote.

With giving consideration to the Staff’s comment, the Company believes that there is room for improvement in the disclosures in the area surrounding loss contingencies. In future filings, the Company will provide the appropriate disclosure of the loss contingency in the financial statements in accordance with paragraph 10 of FAS 5 and SAB 5:Y, and assess whether any additional disclosure is required in Item 8.A.7 of Form 20-F in accordance with SAB 5:Y.

6.	Please address the underlying reasons for the fluctuations in your asbestos related expenses for the years presented.

Response:	Asbestos related expenses include: (a) the expenses for current and former employees who suffered from asbestos-related diseases; (b) the expenses for the relief payment to the residents and their families who lived near the Company’s plant and suffering from mesothelioma (the “relief payment”); and (c) the contributions to the Fund for the Relief of Patients Suffering from Asbestos-Related Diseases which was established by the Japanese government under the New Asbestos Law in March 2006 (the “Fund”). The payments corresponding to items (a) and (b) have been voluntarily paid by the Company based on its internal policies and procedures.

The fluctuations in asbestos related expenses mainly resulted from the fluctuation of expenses for the relief payment and contributions to the Fund as further explained below.

The numbers of requests for payment in the years ended March 31, 2006 and 2007 were relatively larger than that in 2008 as described in Item 5:D ‘Matters Related to the health hazard of Asbestos’ in Form20-F of the Company for the years ended March 31, 2008, 2007 and 2006 because the relief payment in the years ended March 31, 2006 and 2007 was mainly paid to the residents and their families who were already suffering from or died from mesothelioma before establishing the relief payment system. On the other hand, the relief payment in the year ended March 31, 2008 was mainly paid to the residents and their families who started to suffer from mesothelioma after establishing the relief payment system.

Contribution to the Fund was accrued as lump-sum expenses for four years in the year ended March 31, 2007, which increased the Company’s asbestos-related expenses in 2007.

As a result, asbestos-related expenses in the year ended March 31, 2008 were relatively lower than those in 2006 and 2007. The asbestos related expenses for the year ended March 31, 2008, 2007 and 2006 were ¥1,090 million ($10,900 thousand), ¥4,035 million and ¥4,196 million, respectively. ¥1,090 million of 2008’s expenses accounts for 0.95% of net income in 2008 and were not material. Therefore, the Company did not include the underlying reasons for the fluctuations in its asbestos related expenses for the year ended March 31, 2008. The Company will make additional disclosures in future filings if the amount is material.

*     *     *     *     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax (81-6-6648-2632).

Very truly yours,

/s/ Hirokazu Nara
Hirokazu Nara
Managing Director
(Principal Financial and Accounting Officer, Kubota Corporation)

cc:	Jeanne Baker
Mindy Hooker
(Division of Corporation Finance, Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
(Sullivan & Cromwell LLP)